September 16, 2024

David Mann
Chief Executive Officer
Franklin Crypto Trust
One Franklin Parkway
San Mateo, CA 94403

       Re: Franklin Crypto Trust
           Registration Statement on Form S-1
           Filed August 16, 2024
           File No. 333-281615
Dear David Mann:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
2. You state that the Shares of the Fund will trade on the Cboe BZX Exchange. Please tell us the status of the application for listing the Fund's Shares on the exchange.
3. Please revise your disclosure throughout the prospectus to discuss the likelihood of additional components being added to the Index. Please also disclose what the Fund will do if any crypto asset other than bitcoin and ether becomes eligible for inclusion in the
       Index.
Prospectus Summary
Key Service Providers - The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and
Trade Credit Lender, page 1

4. Please disclose who will calculate the Sponsor's Fee and the methodology that will be used. In addition, please disclose the criteria the Sponsor will consider or the reasons why
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Page 2

       the Sponsor may choose to pay expenses beyond the cap amount for legal expenses, and, if so, whether and how Shareholders will be notified. Also, please disclose whether there is a cap on the aggregate expenses that the Sponsor will assume per year, and, if so, please disclose. Similarly, we note your disclosure on page 14 that the Sponsor may waive all or a portion of the Sponsor's Fee for stated periods of time. Please revise to disclose the criteria the Sponsor will consider or the reasons why the Sponsor may choose to waive all or a portion of its fee. Also, you state that the Sponsor's Fee may be paid in U.S. dollars or in-kind or any combination thereof. Please disclose the factors considered in determining how the fee will be paid, including whether the Fund may pay the fee in-kind in order to effect a rebalancing. If paid in-kind, please disclose (i) how the value of the crypto assets will be calculated, (ii) who will calculate the value of the crypto assets and (iii) the mechanics of how the Fund's crypto assets will be transferred to the Sponsor, including whether such transactions are conducted "on-chain."
5. Please revise here to include a brief summary of the material terms of the Trade Financing
       Agreement, including the maximum amount of Trade Credit that may be outstanding at any one time, the term of each Trade Credit, and how the interest rate is determined for each such Trade Credit. Also include a summary of the Sponsor's policy regarding whether its intention is to generally fund the Trading Balance with sufficient cash or whether it expects to utilize the Trade Financing Agreement for creations and other purchases of crypto assets. Similarly, please revise your disclosure on page 154 to disclose the maximum amount of Trade Credits that may be outstanding at any one time and to include a description of how the interest rate is determined for each Trade Credit.
The Underlying Index, page 4

6. We note your disclosure on pages 5 and 114 that in order for a crypto asset to be eligible for inclusion in the Underlying Index, the crypto asset must be listed on two or more
       "eligible constituent exchanges" as determined by the Index Provider and must be supported by one or more "eligible third-party custodians" as determined by the Index
       Provider. Please revise to identify the "eligible constituent exchanges" and the "eligible third-party custodians." Also describe how the liquidity screen is used to determine eligible crypto assets and identify the minimum liquidity, turnover and full market capitalization ratios used to determine eligible crypto assets pursuant to the Index
       Rules. In addition, please revise to provide examples of the factors that may cause the
       Index Provider to exclude a crypto asset that would otherwise be eligible based upon the
       Index Rules. Also supplementally tell us generally why other high market capitalization crypto assets do not meet the Index Provider's criteria and/or the Index Rules. In your response, please provide a few examples of such crypto assets and the reason(s) they do not qualify.
7. Please revise to include a definition of the terms "coin-centric" and "account-centric."
The Offering
Net Asset Value, page 11

8. Your disclosure on page 11 that the "Administrator values the Digital Assets held by the
       Fund based on the CF Reference Rates . . ." appears to be inconsistent with your disclosure elsewhere that the net asset value of the Fund is determined by the
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Page 3

       Administrator based on the Underlying Index. Please revise for clarity and consistency.
Intraday Indicative Value, page 13

9. Your disclosure on page 13 that the "Fund intends to publish an intraday indicative value per share ("IIV") using the CME CF Ether-Dollar Real Time Index and the CME CF
       Bitcoin Real Time Index appears to be inconsistent with the disclosure that "[o]ne or more major market data vendors will provide an IIV updated every 15 seconds, as calculated by the Exchange or a third-party financial provider" during the Regular Market Session.
       Please revise to clarify whether the Fund will calculate the IIV.
Fund expenses, page 14

10. We note your disclosure on page 15 that in order "[t]o cover the Sponsor s Fee and
       expenses not assumed by the Sponsor and to adjust the Fund   s
investments to correspond
       with a rebalancing and/or reconstitution of the Underlying Index, the Sponsor or its delegate will cause the Fund to convert Digital Assets into U.S. dollars generally at the
       price available through the Prime Broker   s Coinbase Prime service
(less applicable
       trading fees) through the Trading Platform which the Sponsor is able to obtain using commercially reasonable efforts." Please revise to clarify what you mean by the disclosure that the "Sponsor is able to obtain using commercially reasonable efforts" by describing the Sponsor's role in connection with the actual exchange of crypto assets on the Prime Broker's Trading Platform. Also, please disclose here that the Sponsor will rebalance the Fund's assets on a quarterly basis.
11. Please revise to define "Trading Platform" the first time this term is used on page 15. In this regard, we note that the first time the definition is provided is on page 181.
12. We note your disclosure that to correspond with a rebalancing and/or reconstitution of the
       Underlying Index, the Sponsor will cause the Fund to convert the Digital Assets into U.S.
       dollars. Please revise to disclose why the Sponsor converts the bitcoin and ether to cash instead of exchanging one for the other as bitcoin and ether are often traded in pairs.
Risk Factors
Risk Factors Related to Digital Assets
The trading prices of many digital assets, including bitcoin and ether, page 21

13. Please revise to disclose quantitative information regarding the volatility of bitcoin and ether during the time periods identified on pages 21 and 22. Digital asset networks face significant scaling challenges, page 28

14. Please revise to disclose quantitative information demonstrating the fluctuations of ether transaction fees in the second paragraph of this risk factor. Digital assets may have concentrated ownership, page 30

15. We note your disclosure on page 30 that "[t]he largest Digital Asset wallets are believed to hold, in aggregate, a significant percentage of the Digital Assets in circulation." Please revise to disclose the aggregate percentage of bitcoin and ether believed to be held in such wallets.
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Page 4

A temporary or permanent "fork" could adversely affect the value of the Shares, page 35

16. Please revise to include quantitative information regarding the price of the crypto assets that experienced hard forks immediately before and after the fork.
Risk Factors Related to the Digital Assets Markets
Due to the relative unregulated nature and lack of transparency, page 47

17. Please address wash-trading and front-running in separate risk factors. Competitive pressures may negatively affect the ability of the Fund, page 54

18. Please expand to specifically identify the competitive forces that the Fund and Sponsor face with regard to exchange-traded products offering exposure to the crypto assets market, including whether the timing of the Fund's entry into the market may have an impact on its performance as several applications for spot exchange-traded crypto products have been approved and are currently listed and trading.
Risk Factors Related to the Fund and the Shares, page 55

19. Please add a risk factor that addresses the risks due to the Fund's concentration of investments in only two assets.
20. Please add a risk factor addressing the risks related to your Digital Asset Custodian and
       Prime Broker acting in the same capacity for several competing products.
21. Please add a risk factor that addresses the risks to the Fund if it transitions from full replication to a representative sampling methodology due to the addition of crypto assets other than bitcoin or ether to the Underlying Index.
The Sponsor may amend the Declaration of Trust without the consent of the Shareholders, page
62

22. In your risk factor on page 62, you refer to "the 'negative consent' procedure described above," but we were unable to find a discussion of this procedure in your registration statement. Please amend your registration statement accordingly. Risk Factors Related to Potential Conflicts of Interest
Potential conflicts of interest may arise among the Sponsor, page 90

23. Please expand this risk factor to address the potential conflicts of interest related to the
       Sponsor's role in other similar products such as Franklin Ethereum ETF and Franklin
       Bitcoin ETF.
Overview of the Bitcoin Industry
Creation of a New Bitcoin, page 106

24. Please revise to update your disclosure on pages 106 and 107 regarding the current award for mining bitcoin and the number of bitcoin currently outstanding. The Business of the Fund
The Underlying Index, page 113

25. Please revise to describe how the Index Provider calculates the free float supply of each
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Page 5

       digital asset. In addition, we note your disclosure on page 114 that the Underlying Index is rebalanced and reconstituted quarterly on the first business day of March, June,
       September and December and that the Fund will be reconstituted and rebalanced in accordance with the Underlying Index. Please disclose the mechanics of the rebalancing, including how the costs of rebalancing may impact the performance of the product. In addition, please address any correlation risk that results from tracking the Underlying
       Index on a daily basis and rebalancing on a quarterly basis. Also disclose whether creations and redemptions and other sales or purchases of ether and bitcoin by the Fund are done in proportion to the balance of the Underlying Index such that the Trust will only need to be rebalanced if the Underlying Index changes the balance of ether and bitcoin.
26. Please describe the oversight procedures to ensure that the Underlying Index is administered in compliance with the Index Rules, and provide a brief description of the material Index Rules related to Index integrity.
Net Asset Value, page 116

27. Please revise to disclose the time interval of the partitions used in the Secondary Index.
Fund Expenses, page 127

28. Please revise to disclose here whether the Sponsor's Fee includes the costs associated with rebalancing the Fund to correspond with the Underlying Index and address the Fund's responsibility in connection with liquidation costs due to the termination of the Fund.
Description of the Shares and the Trust
Termination of the Trust or the Fund, page 130

29. Please revise to disclose here the Termination Events of the Fund. Creations and Redemptions, page 132

30. Please disclose how the Sponsor will inform Shareholders that it has engaged additional
       Digital Asset Trading Counterparties or that it has ended its engagement with a Digital
       Asset Trading Counterparty.
Suspension of Creation or Redemption Orders, page 138

31. Please revise here to describe the impact of suspending creations and redemptions to the price of Shares in the secondary market.
The Trustee, page 140

32. Your disclosure on page 75 that the Fund is required to indemnify the Trustee is inconsistent with your disclosure on page 140 that the Trustee is entitled to indemnification from the Trust. Please revise for clarity and consistency.
The Custodians
Digital Asset Custodian, page 147

33. Please revise to disclose the amount of commercial crime insurance held by the Digital
       Asset Custodian.
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Page 6
The Prime Broker and the Trade Credit Lender
The Prime Broker, page 149

34. Please revise to disclose how the Prime Broker will be compensated. In addition, please identify or describe the Prime Broker's Connected Trading Venues. Trading Counterparties, page 156

35. Please revise to disclose the provisions related to the term of the agreements with the
       Digital Asset Trading Counterparties and the Digital Asset Trading Counterparties'
       obligations related to whether and to what extent they are obligated to participate in cash orders for creations or redemptions. Also describe the Sponsor's approval process for the
       Digital Asset Trading Counterparties, including any specific criteria for engagement as a
       Digital Asset Trading Counterparty, including that the Digital Asset Trading
       Counterparties are unaffiliated with the Fund, the Trust and the Sponsor. In this regard, we note your disclosure on page 11.
36. We note your disclosure regarding the Liquidity Provider Agreement pursuant to which the Liquidity Provider "delivers ether and/or bitcoin to the Trust, on behalf of the Fund, or delivers cash to the Trust on behalf of the Fund." Please revise to describe the situations in which the Fund will transfer its assets to the Trust, describe whether the transfers are "on-
       chain" or "off-chain" and identify the party that is responsible for the costs associated with such transfers.
The Index Provider, page 157

37. Please revise to disclose the material terms of your licensing agreements with the
       Underlying Index Provider and the Secondary Index Provider. Similarly, please disclose the material terms of the Marketing Agent agreement, including the term, termination and indemnification provisions.
Conflicts of Interest, page 170

38. Please revise to discuss here, or in an appropriate section, the Sponsor's experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Revise your risk factor on page 63 as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 16, 2024
Page 7

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets